CARDTRONICS, INC.
CODE OF BUSINESS CONDUCT AND ETHICS
EFFECTIVE FOR CALENDAR YEAR 2007
I.	SCOPE

This Code of Business Conduct and Ethics (“Code”) applies to all directors, officers and employees of Cardtronics, Inc. (“Cardtronics” or the “Company”), and its subsidiaries. Such directors, officers and employees are referred to herein collectively as the “Covered Parties.”

II.	PURPOSE

The Company is proud of the values with which it conducts its business. It has and will continue to uphold the highest levels of business ethics and personal integrity in all of its transactions and interactions with outside parties. To this end, this Code serves to (1) emphasize the Company’s commitment to ethics and compliance with established laws and regulations; (2) set forth basic standards of ethical and legal behavior; (3) provide a reporting mechanism for known or suspected ethical or legal violations; and (4) help prevent and detect any wrongdoings. Given the variety and complexity of ethical questions that may arise in the Company’s course of business, this Code should serve only as a rough guide for the Covered Parties. Confronted with ethically ambiguous situations, the Covered Parties should remember the Company’s commitment to the highest ethical standards and seek advice from supervisors, managers or other appropriate personnel to ensure that all actions they take on behalf of the Company honor this commitment.

III.	ETHICAL STANDARDS

Conflicts of Interest

A conflict of interest exists when a person’s private interests interfere in any negative way with the interests of the Company. A conflict can arise when a Covered Party takes actions or has interests that may make it difficult to perform his or her work for the Company objectively and effectively. Conflicts of interest may also arise when a Covered Party, or members of his or her family, receives improper personal benefits as a result of his or her position with the Company. Loans to, or guarantees of obligations of Covered Parties and their family members may create conflicts of interest. It is almost always a conflict of interest for a Covered Party to work simultaneously for a competitor, customer or supplier.

Conflicts of interest may not always be readily apparent, so if you have a question, you should consult with your supervisor or manager or, if circumstances warrant, the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company. Any Covered Party who becomes aware of a conflict (or potential conflict) should bring it to the attention of a supervisor, manager or other appropriate personnel within the Company, or consult the procedures described in Section V of this Code. All directors and executive officers of the Company and its subsidiaries shall disclose any material transaction or relationship that reasonably could be expected to give rise to such a conflict to the Chairman of the Company’s Audit Committee. No action may be taken with respect to such transaction or party unless (and until) such action has been approved by the Company’s Audit Committee.

CARDTRONICS, INC.
CODE OF BUSINESS CONDUCT AND ETHICS
EFFECTIVE FOR CALENDAR YEAR 2007
Corporate Opportunities

All Covered Parties are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without the consent of the Company’s Board of Directors. No Covered Party may use corporate property, information or position for improper personal gain, and no Covered Party may compete with the Company directly or indirectly. All Covered Parties owe a duty to the Company to advance its legitimate interests whenever possible.

Fair Dealings

All Covered Parties shall behave honestly and ethically at all times and with all people. They shall act in good faith, with due care, and shall engage only in fair and open competition. All competitors, suppliers, customers, and colleagues shall be treated ethically. Misappropriating proprietary information or possessing confidential information that was obtained without the owner’s consent, or inducing such disclosures by past or present employees of other companies is prohibited. No Covered Party should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice.

The purpose of business entertainment and gifts in a commercial setting is to create good will and sound working relationships, not to gain unfair advantages with customers. No gift or entertainment should ever be offered or accepted by a Covered Party or any family member of a Covered Party unless it (1) is consistent with customary business practices; (2) is not excessive in value; (3) cannot be construed as a bribe or payoff; and (4) does not violate any laws or regulations. The offer or acceptance of cash gifts by any Covered Party is strictly prohibited. Covered Parties should discuss with their supervisors, managers or other appropriate personnel any gifts or proposed gifts that they think may be inappropriate.

Insider Trading

All Covered Parties who have access to confidential information of the Company are not permitted to use or share that information for stock trading purposes, or for any other purpose except the conduct of the Company’s business. All non-public information about the Company should be considered confidential information. It is always illegal to trade in the Company’s securities while in possession of material, non-public information, and it is also illegal to communicate or “tip” such information to others. Covered Parties should discuss any questions regarding what constitutes confidential, non-public information with the Company’s General Counsel.

Confidentiality

All Covered Parties must maintain the confidentiality of confidential information entrusted to them, except when disclosure is authorized by an appropriate officer of the Company or required by applicable laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to the Company or its customers if disclosed. It also includes information that suppliers and customers have entrusted to the Company. The obligation to

CARDTRONICS, INC.
CODE OF BUSINESS CONDUCT AND ETHICS
EFFECTIVE FOR CALENDAR YEAR 2007
preserve confidential information continues even after a Covered Party’s employment or association with the Company ends.

Protection and Proper Use of Company Assets

All Covered Parties should endeavor to protect the Company’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Company’s profitability. Any suspected incident of fraud or theft should be immediately reported to a supervisor, manager or other appropriate personnel within the Company. The Company’s equipment should not be used for non-Company business, though incidental personal use is permitted. The obligation of Covered Parties to protect the Company’s assets includes its proprietary information. Proprietary information includes (but is not limited to) intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business, marketing and service plans, databases, physical and electronic records, salary information, and any unpublished financial or operational data and reports. Unauthorized use or distribution of this information would violate Company policy. It could also be illegal and result in civil or criminal penalties.

Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Company’s ethical standards are built. In conducting the business of the Company, the Covered Parties shall comply with applicable governmental laws, rules and regulations at all levels of government in the United States and in any non-U.S. jurisdiction in which the Company does business.

Although not all Covered Parties are expected to know the details of these laws, it is important to know enough about the applicable local, state and national laws to determine when to seek advice from supervisors, managers or other appropriate personnel within the Company.

Timely and Truthful Public Disclosure

In reports and documents filed with or submitted to the Securities and Exchange Commission (and other regulatory agencies) by the Company, and in other public communications made by the Company, the Covered Parties involved in the preparation of such reports and documents (including those who are involved in the preparation of financial or other reports and the information included in such reports and documents) shall make disclosures that are full, fair, accurate, timely and understandable. Where applicable, these Covered Parties shall provide thorough and accurate financial and accounting data for inclusion in such disclosures. They shall not knowingly conceal or falsify information, misrepresent material facts or omit material information necessary to avoid misleading the Company’s independent public auditors or investors.

CARDTRONICS, INC.
CODE OF BUSINESS CONDUCT AND ETHICS
EFFECTIVE FOR CALENDAR YEAR 2007
Significant Accounting Deficiencies

The Chief Executive Officer and each senior financial officer and employee shall promptly bring to the attention of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls over financial reporting which could adversely affect the Company’s ability to record, process, summarize and report financial data; or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting and disclosure process, and the Company’s internal controls over financial reporting.

IV.	Waivers

Any waiver of this Code for executive officers or directors may be made only by the Company’s Board of Directors or its Audit Committee, and will be promptly disclosed as required by law or applicable stock exchange regulations.

V.	Violations of Ethical Standards

Reporting Known or Suspected Violations

The Company’s directors, Chief Executive Officer, Chief Financial Officer, and General Counsel shall promptly report any known or suspected violations of this Code to the Chairman of the Company’s Audit Committee. All other Covered Parties should talk to supervisors, managers or other appropriate personnel about known or suspected illegal or unethical behavior. These Covered Parties may also report questionable behavior in the same manner as they may report complaints regarding accounting, internal accounting controls, or auditing matters by either calling (anonymously, if desired) a third party organization at 1-800-963-5731, or by accessing such third party organization online at www.ethicspoint.com. Employees located in the United Kingdom should first dial 0800-89-0011 before dialing the above number, and employees located in Mexico should first dial 01-880-288-2872.

No retaliatory action of any kind will be permitted against anyone making such a report in good faith, and the Company’s Audit Committee will strictly enforce this prohibition.

Accountability for Violations

If the Company’s Audit Committee (or its designee) determines that this Code has been violated, either directly by failure to report a violation or by withholding information related to a violation, the offending Covered Party may be disciplined for non-compliance with penalties up to and including removal from office or dismissal. Such penalties may include written notices to the individual involved that a violation has been determined, censure by the Audit Committee, demotion or re-assignment of the individual involved, and suspension (with or without pay or benefits). Violations of this Code may also constitute violations of law and may result in criminal penalties and civil liabilities for the offending Covered Party and the Company. All Covered Parties are expected to cooperate in internal investigations of misconduct.

CARDTRONICS, INC.
CODE OF BUSINESS CONDUCT AND ETHICS
EFFECTIVE FOR CALENDAR YEAR 2007
VI.	Compliance Procedures

All Covered Parties must work together to ensure prompt and consistent action when violations of this Code occur. In some situations, however, it is difficult to know if a violation has occurred. Because every situation that will arise cannot be anticipated, it is important that the Company and the Covered Parties remain flexible when new questions or problems arise. The following are some steps to keep in mind in this regard:
›	Make sure you have all the facts. In order to reach the right solutions, one must be as informed as possible.

›	Ask yourself: what specifically am I being asked to do? Does it seem unethical or improper? Use your judgment and common sense and trust your instincts. If something seems unethical or improper, it probably is.

›	Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

›	Discuss the problem with your supervisor. This is the basic guidance for all situations. In many cases, your supervisor will be more knowledgeable about the questions, and he or she will appreciate being consulted as part of the decision-making process.

›	Seek help from Company resources. In rare cases where it would be inappropriate or uncomfortable to discuss an issue with your supervisor, or where you believe your supervisor has given you an inappropriate answer, discuss it with the Company’s Chief Administrative Officer or with the Company’s General Counsel.

›	You may report ethical violations in confidence without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected to the maximum extent possible consistent with the Company’s legal obligations. The Company in all circumstances prohibits retaliation of any kind against those who report ethical violations in good faith.